

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

December 5, 2013

Mr. Anthony J. Galici
Secretary
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, NY 10020

Re: Stockholder Proposal

Dear Mr. Galici:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, I am requesting that Griffin Land & Nurseries, Inc. ("Griffin") include the proposal in its proxy statement for the 2014 Annual Meeting of Stockholders. GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors take the necessary steps to enable Griffin to qualify as a real estate investment trust ("REIT") or a master limited partnership ("MLP") in order to pursue the conversion of Griffin into a REIT or MLP.

Currently, GAMCO beneficially owns approximately 1,041,232 shares of Griffin's Common Stock. According to our information, this represents 20.23% of the outstanding Common Stock. Attached as Exhibit A are Amendments 23 through 28 to our Schedule 13D, dated April 4, 2012 through November 25, 2013. These schedules substantiate that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Griffin since prior to December 4, 2012. These and all other amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have enclosed a certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the common stock from December 4, 2012 to the present. It also certifies that GAMCO intends to continue to hold beneficial ownership of such voting securities through the date on which Griffin holds its 2014 annual meeting.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7733.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Enclosures

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of Griffin Land & Nurseries, Inc. (the "Company") request that the Board of Directors undertake the necessary steps to enable the Company to qualify as a real estate investment trust ("REIT") or a master limited partnership ("MLP"), in order to pursue the conversion of the Company into a REIT or MLP.*

SUPPORTING STATEMENT

With a majority of the Company's gross income being derived from rental income and capital gains from real estate, we believe that the Company should position itself to undertake the conversion into a REIT or a MLP. These alternate corporate structures offer several benefits that we believe the Company should be able to utilize for the betterment of its stockholders. For the reasons outlined below we believe that the conversion of the Company into a REIT or a MLP would enhance stockholder value for all stockholders of the Company.

Advantages of Converting to a REIT

- Efficiently balancing tax liabilities.
- Boosting public valuations, given that REIT multiples are higher due to investor interest in current yield.
- Monetizing real estate holdings.
- REIT structure can enforce prudent capital allocation and leverage, since REITs generally pay a predictable distribution and rarely repurchase shares or issue special dividends.

Advantages of Converting to a MLP

- Entity pays no federal income tax.
- Depending on the underlying assets, MLPs typically trade at a premium to similar assets in a C-Corp structure.
- Lower cost of capital, i.e. able to pay a premium for acquisitions.
- In general, better access to capital markets due to attractiveness from income seeking investors.
- Ability to maintain control of the assets with only 2% General Partner equity interest.
- Ability to capture potential upside with incentive distribution rights ("IDRs"). General Partner gets an increasing proportion of the cash flow as distribution is raised.
- Due to the attractiveness of the IDRs, the General Partner can experience uplift in valuation.

WE URGE STOCKHOLDERS TO VOTE "FOR" THIS PROPOSAL

AFFIDAVIT OF DAVID GOLDMAN

STATE OF NEW YORK   )
)   ss.:

COUNTY OF WESTCHESTER   )

David Goldman, being duly sworn, deposes and says:

1.   I am the General Counsel of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Griffin Land & Nurseries, Inc. ("Griffin") for Griffin's 2014 Annual Meeting of Stockholders.

2.   GAMCO has been beneficial owner of at least 1% or $2000 in market value of the outstanding voting securities of Griffin throughout the period since December 4, 2012. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Griffin's 2014 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

_____
David Goldman

Sworn to before me this
5th day of December 2013

_____
Notary Public

Mark J. Gambetta
Notary Public, State of New York
No. 02GA6171160
Qualified in Westchester County
Commission Expires July 23, 2015

Exhibit A.

Amendment numbers 23, 24, 25, 26, 27 and 28 to Schedule 13D, filed on April 5, 2012, December 6, 2012, December 10, 2012, March 13, 2013, May 8, 2013, and November 25, 2013, respectively (complete filings available on EDGAR).